Matthew J. Gardella

+1 617 239 0789

fax +1 866 955 8776

mgardella@edwardswildman.com

November 14, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jeffrey Riedler
Nandini Acharya
Dana Hartz
Mark Brunhofer

Re:	Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515
Initially Filed April 2, 2012
Amendment No. 1 filed May 21, 2012
Amendment No. 2 filed June 19, 2012
Amendment No. 3 filed July 19, 2012
Amendment No. 4 filed July 27, 2012
Amendment No. 5 filed October 22, 2012
Amendment No. 6 filed November 14, 2012

Ladies and Gentlemen:

On behalf of Stemline Therapeutics, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 6, 2012 (the “Letter”).  The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company.  The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement on Form S-1 (the “Registration Statement”).  These changes, along with the Company’s financial statements for the quarter ended September 30, 2012 and related disclosures, are reflected in Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which is being filed with the Commission contemporaneously with this letter.  Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

Form S-1

General

1.              In a Risk Factor on page 30 and in the Business section at page 91, you state that you plan to fund your pivotal Phase 2b clinical trial in pediatric patients with malignant glioma through government funding, if available.  Please revise your disclosure in both the Risk Factor and Business section to address whether you have applied for government funding, what potential sources of government funding are available and approximately how much in funding you would require to complete this trial.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 91 of Amendment No. 6.

Capitalization, page 47

2.              In footnote 1 to the table you indicate that certain bonuses and salary increases in the amount of approximately $1.5 million will be paid upon the completion of your offering. However, the cash and cash equivalents balance in your pro forma column declined by almost $1,666,000. Please revise your disclosure to quantify the other changes to your cash and cash equivalents balance.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 48 and F-32 of Amendment No. 6 to clarify the changes to the cash and cash equivalents balance that will result upon the completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates
Significant Factors, Assumptions, and Methodologies Used in Estimating Fair Value of Common Stock, page 62

3.              In the last paragraph of your disclosure regarding fair value between May 24, 2012 and July 19, 2012 on page 67 you indicate that the aggregate fair value of your awards with a May 24, 2012 measurement date is approximately $1.8 million.  Based on the table of options granted on page 62 it appears that the aggregate fair value of awards with a May 24, 2012 measurement date is approximately $3.6 million. Please explain this apparent discrepancy or revise your disclosure accordingly.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 6 to reconcile such disclosure with the disclosure in the table on page 62 of Amendment No. 6.

4.              Your disclosure in the first paragraph regarding fair value between July 20, 2012 and October 22, 2012 appears to indicate that the midpoint of the price range for this offering was $11.00 per share in July 2012.  Please revise your disclosure to clarify why your price range changed from $22.00 to $26.00 in July to the current estimate.  In addition, please revise your disclosure to explain your rationale for changing the estimated fair value of the options with a May 24, 2012 measurement date from the amounts disclosed in your previous amendment.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 67 of Amendment No. 6 to explain the change from the price range reflected in Amendment No. 3 in July 2012 to the price range reflected in Amendment No. 6, as well as the rationale for using the current price range from which to measure share-based compensation expense for the options with a May 24, 2012 measurement date.  The Company believes that the information received from market participants during the July 2012 road show is the best indicator of the Company’s equity value.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 72

5.              In footnote 5 to your table you continue to indicate that you will record a liability at the present value of the payments required under your patent rights and related technology acquisition from Dr. Bergstein.  Now that your revised agreement provides for contingencies to trigger payments to Dr. Bergstein, it appears that your disclosure regarding your anticipated accounting is no longer appropriate. Please revise your disclosure to indicate how you expect to record the liability associated with your contingent obligation and separately reference for us the authoritative literature you rely upon to support your position.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 6.  The Company plans to account for the transaction effected by its Assignment Agreement with Dr. Bergstein as an asset acquisition.  In reaching its conclusion on the appropriate accounting for the liability associated with its contingent obligation under the Assignment Agreement, the Company considered the fact that asset acquisitions are accounted for using a cost accumulation model and, accordingly, the asset (in this case, purchased in-process research and development) and associated liability are recognized when the contingency is resolved and the consideration is paid or becomes payable.  In reaching this conclusion, the Company analogized to ASC 323, Investments — Equity Method and Joint Ventures.  Further, because asset acquisitions are specifically excluded from the scope of ASC 805, Business Combinations, the Company also analogized to the original SFAS 141, Business Combinations.  Both standards require that contingent consideration be recorded when the contingency is resolved.

Business, page 75

6.              We reference your disclosure under the headings “Completed Phase I/II Clinical Trial — Advanced AML” beginning on page 82, “Completed Phase I/II Clinical Trial — Pediatric Glioma” beginning on page 88 and “Completed Phase I/II Clinical Trial — Adult, Recurrent, High-Grade Glioma” beginning on page 89. Regarding each of the three completed Phase I/II studies for SL-401 and SL-701, please revise your disclosure to include primary and secondary endpoints and the extent to which the results achieved were or were not statistically significant. Please expand the disclosure to explain what a p-value measures and disclose the p-values obtained for each endpoint.

Response:                                        In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 88 and 89 of the prospectus.  In that revised disclosure, the Company has clarified that the objectives of each of these completed clinical trials was general safety, dosage and efficacy.  By way of background, the Company has used the term “objective” rather than “endpoint” because it respectfully submits that such terminology is often used in connection with Phase 1/2 trials where the focus is on general safety, dosage and efficacy.  Also in the revised disclosure, the Company has clarified that these trials were conducted as “single-arm” trials, meaning that all patients were treated with the respective investigational drug candidate and there was no comparative arm of patients receiving a control or placebo.  As described in the prospectus, results were evaluated against published historical data for available therapies in the same indication, such as published data on the historical median overall survival period for AML patients, in the case of the SL-401.  These completed trials were not designed to enable the results to be statistically tested and, accordingly, no p-values were calculated.  In contrast, the Company’s planned registration-directed randomized Phase 2b trial for AML will be a “randomized” trial in which patients in one arm of the trial will receive the Company’s drug candidate and patients in the other arm will receive a control therapy, in this case “physician’s choice”, as described in the prospectus.  As such, that trial is designed to enable the results to be statistically tested, and p-values will be calculated.

* * *

Please direct your questions or comments regarding this letter to the undersigned at (617) 239-0789 or to James Barrett at (617) 239-0385.  Thank you for your assistance.

Respectfully submitted,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:	Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
Stemline Therapeutics, Inc.
750 Lexington Avenue, 6th Floor
New York, NY 10022

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017